SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 29th, 2008

ALLIANZ SE

Koeniginstrasse 28

80802 Munich

Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz SE Expects for the First Quarter 2008 Operating Profit of a Solid 1.8 Billion Euros Despite Difficult Market Environment

MUNICH, Germany--(BUSINESS WIRE)--

Allianz Group expects mark-downs of almost 0.9 billion euros for the first quarter 2008, which will have to be accrued in the area of structured financial products of Dresdner Bank due to the ongoing financial market crisis. Allianz estimates an operating profit of a solid 1.8 billion euros for the first three months of 2008, after 2.9 billion euros in the first quarter of 2007. Based on disadvantageous stock prices, realized gains from investments were consciously kept low, while in previous year's quarter during favorable market conditions realized gains amounted to 2.0 billion euros. Therefore, net income for the first quarter 2008 is expected to reach about 1.1 billion euros, which is clearly below previous year's result of 3.2 billion euros. 'In this difficult market environment, an operating profit of almost 2 billion euros underlines our sustainable underlying profitability. Hence, we consider our medium term targets for 2009 to be still feasible, even though this will become harder, the longer the financial crisis will last', said Helmut Perlet, Board Member of Allianz SE.

As already announced, Allianz will publish full details for the first quarter 2008 on May 9, 2008.

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update

The company assumes no obligation to update any information contained herein.

Language:	English
Issuer:	Allianz SE
Königinstr. 28
80802 München
Deutschland
Phone:	+49 (0)89 38 00 - 41 24
Fax:	+49 (0)89 38 00 - 38 99
E-mail:	investor.relations@allianz.com
Internet:	www.allianz.com
ISIN:	DE0008404005
WKN:	840400
Indices:	DAX-30, EURO STOXX 50
Listed:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Hannover, Düsseldorf, Stuttgart, München, Hamburg; Terminbörse EUREX; Foreign Exchange(s) London, NYSE, SWX

CONTACT:
Allianz SE
+49 (0)89 38 00 - 41 24
investor.relations@allianz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANZ SE

Date:	April 29th, 2008	By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance